

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 29, 2015

<u>Via Email</u>
Mr. Gary J. Wojtaszek
Chief Executive Officer
CyrusOne Inc.
1649 West Frankford Road
Carrollton, TX 75007

> **Re:** **CyrusOne Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-35789**
>
> **CyrusOne LP**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 333-188426**

Dear Mr. Wojtaszek:

We have reviewed your October 6, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

1. We note your response to prior comment 3 and your proposed future disclosure stating that because you add back amortization of customer relationship intangibles, your computation of FFO differs from the NAREIT definition of FFO. In future filings, please reconcile net income (loss) to FFO as defined by NAREIT, in addition to your FFO

measures. Please also revise the title of your FFO, as currently proposed, to indicate that it is different from FFO as defined by NAREIT.

2.   We note your response to prior comment 3 and your proposed future disclosure. In future periodic filings, please further revise your NOI disclosure to reconcile NOI to Net Loss.

Note 4. Significant Accounting Policies, page 85

Investments in Real Estate, page 85

3.   We note your response to comment 4. Please tell us specifically how you determined that you are the deemed owner of the asset under construction, citing how you meet the criteria detailed in the maximum guarantee test contemplated by ASC 840-40-55. In addition, please tell us who funds the construction and modification costs incurred for the asset under construction. If the costs are not funded by you, then please explain to us how you determined that you bear substantially all of the construction risk.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or Sonia Barros at (202) 551-3655 with any other questions.

                                                Sincerely,

                                                /s/ Jennifer Monick

                                                Jennifer Monick
                                                Assistant Chief Accountant
                                                Office of Real Estate and
                                                Commodities